EXHIBIT 17.3

April 20, 2010
Via Email and Facsimile

The Board of Directors
Electronic Game Card, Inc.

Gentlemen:

In keeping with the inappropriate conduct which the Co-Chairmen of the Electronic Game Card Inc. (Nevada) (the “Company” or “EGC”) have routinely followed for months, I was not consulted prior to the grossly late filing of the Current Report on Form 8K announcing my resignation but, instead, was furnished with the filing as a fait accompli after the fact. In describing my resignation, the Co-Chairmen, Kevin Donovan and Eugene Christensen, had the following written on behalf of EGC:

EGCI believes that the disagreement that led to Mr. Cole’s resignation related to his dissatisfaction with the way the EGCI’s U.S. operations were being run.

The Co-Chairmen and EGC are well aware that my resignation resulted, instead, from broader concerns over conduct by the Co-Chairmen over an extended period of time. Clearly the Co-Chairmen have chosen not to disclose those broad concerns which I had expressed repeatedly over several months to no avail. The non-performance by management is only a part of the concern I had expressed. Consequently, in accordance with paragraph (a) (3) of Item 5.02 of the Form for Current Reports on Form 8K, I am herewith furnishing this letter to EGC stating that I disagree with the statements made by the Co-Chairmen on behalf of EGC in describing my resignation and providing an explanation of the basis for my disagreement in the expectation that the Co-Chairmen will comply on behalf of EGC with the requirements of Item 5.02 of the Form and file this letter, and its attachments, as an exhibit by an amendment to the previously filed Form 8K.

I, and my colleague, Linden Boyne, and the company (“Sterling FCS”) that employs us to furnish various management support services to EGC, have previously informed the Board of our concerns orally and in numerous letters and reports various correspondence to the Board . (I, Linden Boyne and Sterling FCS are sometimes referred to below as “the parties”).

“The parties” have at all times acted within the remit of the Sterling FCS contract to provide various management support services which adheres to EGC’s bylaws, committee charters and resolutions and other authorities as established 2 March 2006 when Sterling FCS’s contract was amended and it became responsible for providing individuals to perform EGC’s CEO function as well as the CFO function.

It is worth noting that while Sterling furnished those services the management services contract and these charters, committees and authorities had served EGC well, taking EGC from negative equity of ($4.4m) in 2006 to positive equity of $22m as at September 2009.

From information received I believe that selective and misleading disclosure has been made by the Co-Chairmen with reference to me, Linden Boyne and Sterling FCS.

From information received it appears that these misrepresentations have been deliberately spread to cause damage to both “the parties”, EGC, and EGC’s public shareholders.

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From November 3rd when Kevin Donovan and Eugene Christensen were appointed as Co-chairman there has been a catalogue of what now appear to have been deliberately obstructive tactics by US management and their agents which have been described at length in our letters and reports to the Board.

We became concerned by signs suggesting that management were incurring considerable unauthorised and unbudgeted expenses despite efforts by management to delay disclosure. Management failed to furnish information on these points despite repeated requests.

In December 2009 there was a sudden flurry of activity concerning a potential merger in what management described as an emergency. I found that months earlier management had entered into commitments to and agreements with the proposed partner of which I was unaware and without authorisation by the Company’s full Board. I requested customary due diligence materials, including any business plans and projections for the combined entity but management was unable to furnish these items which apparently had not been prepared. I remarked that I would be unable to approve a transaction without customary due diligence materials and review and management turned its attention to other matters..

Subsequent  to November 3rd Sterling had been extremely concerned by the lack of any business generation in the US and the escalating expenses and had also been extremely concerned that Company procedures and processes were being ignored by the Co-Chairmen---not just in the instance mentioned above but in other cases as well---and a meeting was scheduled to be held on January 7th to discuss Company business. Sterling made a determined effort to have these concerns included prominently on the agenda for the meeting.

Despite EGC’s own Board procedures and common sense, the Board meeting agenda was not circulated to the entire Board by the Co-Chairmen until the actual day of the January 7th meeting (although we did later determine that the Co-Chairmen had circulated the agenda selectively to some Board members and not others) and it contained none of the agenda items Sterling had requested. Taken altogether, the circumstances dictated that the meeting was not properly noticed for Board members to make prudent informed decisions and myself and Linden Boyne did not attend.

We were promised prompt delivery of a record of the January 7 meeting in order that we might review and react to discussion items but despite follow-up requests  we did not receive a transcript until a fortnight later. We eventually received, in addition, a copy of the letter announcing intention to resign which Anna Houssels sent in on 25th January. When we received the transcript of the call and Anna’s resignation letter it became apparent that US management was engaging in more obstructive and damaging conduct. We sent a comprehensive reply to Anna’s letter to correct her misunderstandings and furnish information which the Co-Chairmen had apparently withheld from her. We aren’t surprised that in the Form 8K reporting the resignations of Anna Houssels and me the Co-Chairmen arranged to attach Anna Houssels’ full letter but omitted my response (which is attached as “exhibit 1” ) , which was part of the explanation of disagreements with the Co-Chairmen which ultimately led to my resignation.

Subsequent to this the Co-Chairmen continued to engage in obstructive and damaging behaviour even more extreme than previously. They contacted banks and EGC’s auditors and interfered with EGC’s audit process by not going through the proper channels and not informing the CFO or the only remaining member of the Board’s Audit Committee.

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Throughout this period the Co-Chairmen were confusing Mendoza Berger, EGC’s auditors, by repeating misinformation resulting from the Co-Chairmen’s interference in the audit process. The Co-Chairmen continued to interfere and hinder the process by not informing Sterling of the incorrect information they were circulating despite repeated requests from Sterling. If common sense and proper channels had been followed misinformation would not have been passed to Mendoza Berger, confusion would have been avoided or easily corrected and EGC would not have been damaged.

Subsequent to this the Co-Chairmen continued to act outside the remit of EGC’s charters. Belatedly recognizing their lack of authority, they have attempted to change the committee charters and increase their authority (please see letter to the Board 24th March, “Exhibit 2”) ---without going through proper channels and committees or otherwise following proper and prudent procedures, of course.

Prior to the Board meeting scheduled to be held on February 22nd Linden Boyne and myself registered our dissatisfaction with the fact that we had both not been allowed to carry out our properly constituted positions with EGC and that the actions of the Co-Chairmen had caused EGC substantial damage as they had not heeded repeated warnings regarding their misconduct. On 25th February I and Linden Boyne submitted our resignation letters and a draft 8K announcing the same which became effective on March 1, 2010. EGC has not properly reported those resignations despite our requests that the Co-Chairmen do so .

Although I have resigned as an officer and director and Linden Boyne as CFO we have continued in good faith to assist EGC under the Sterling contract despite continuing obstruction and misinformation by US management.

The information listed above along with the information included within Exhibits 1-2 illustrates our concerns, not just with US operations but with corporate governance by the Co-Chairman, which formed the basis for disagreement and, ultimately, resignation.

Very truly yours,

Lee Cole

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EXHIBIT 1

Dear Anna----

I have received your 25 January 2010 letter to the Board. I must say that I share many of your frustrations as I have repeatedly expressed over the last few months. I would like to add a few comments to yours. My points are numbered below to correspond to the points in your 25 January letter. I am travelling today so a few of these points are made in summary form.

1.           Bank Confirmations---The Company has bank statements which are available to all Board members to inspect upon request.  Normal Company practice is to document confirmations through auditor confirmations of bank balances in connection with the preparation of financial statements for each quarter and year. It typically takes three weeks to obtain confirmations as they are posted to the financial institution by the auditor and then posted back. The process was prolonged recently as the forms sent by California management contained incorrect information, which delayed processing. The requisite confirmations will be forwarded by Linden today.

2.           Transfer of Funds to the U.S. for PAYROLL (almost three months overdue)---You noted that funds were transferred to the U.S. accounts on 27 December 2009. In total, the sum of $820,000 was transferred to U.S. accounts in the 4th quarter. According to agreed budgets, those sums, ought to have been more than sufficient to pay payroll and other budgeted expenses.  The budget for the 4th Quarter anticipated expenses of $805k split evenly across the period.  Expenditure in Quarter 3 was $848K. Both these totals include costs for London office as well as the US establishment.

Transfers from Electronic Game Card Ltd into Bank of America for US only expenditure in the 4th Quarter of 2009 amounted to $820K plus a further $50k of counter credits which Linden presently assumes are from warrant conversions although he has not received details from the CA office.  London expenses on the Quarter are approx $100k so the transfers to BOA should have been more than enough to cover the planned expenditure in the US. It is therefore hard to understand why payroll payments have been omitted unless there has been a significant amount of unbudgeted expenditure.

Linden advises that he has made three requests in writing to T Schiff for details of expenditure for both invoices and expenses supported by receipts. To date he has not received any original documents and no receipts to support expenses claims from the US. He is not convinced that he has received all the invoices for the period. For example, he received invoices for Poken dated November on 21 January 2010.

The apparent failure to pay payroll suggests that money has been spent by U.S. management on additional non-budgeted items that U.S. expenses have been well in excess of budget, that U.S. income has been below budget, or that some combination of those factors is at work. I have previously advised my concern over the unauthorised expenditure of funds by U.S. management well in excess of budget amounts. There must be an immediate investigation of the apparent failure by U.S. management to generate revenues in accordance with budget, their actions to make unauthorised and poorly considered expenditures well in excess of budget, any breaches by them of corporate and financial accounting protocols in taking making those expenditures and related commitments, the complicity of other persons, possibly including Board members, in their conduct, steps taken and to be taken to correct the problem, make appropriate disclosures if any are necessary, and augment or replace the existing U.S. management team.

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Be assured that the unseemly rush to engage a new CFO in violation of Company protocols will not be allowed to proceed or to interfere with this investigation and corrective measures which may be necessary. In fact, I will direct the professionals to investigate connections between those efforts to subvert the process of the Company’s committees and Board to retain a new CFO and elect new directors and the apparent failings by U.S. management and former U.S. management, in the case of Tom Schiff, and whether their illegal pursuit of the CFO selection and election of directors in violation of proper process is an effort to preclude that investigation.

 To that end, I will demand copies of all communications with and concerning the Rutan firm and its unauthorised engagement, similar information concerning the Lewis and Rocca firm, all documentation pertaining to expenditures of funds and commitments by the U.S. management, and all documentation and related communications pertaining to efforts to plan and pursue those ends or avoid requirements for normal authorisation of the same. In addition to investigating the conduct of U.S. management and former management (in the case of Tom Schiff), the possible complicity of Board members in their plans, which is suggested by the pattern of selective disclosure of information to some Board members and not myself or Linden Boyne, the Company’s CFO, and sometimes not yourself, and continued actions by certain Board members individually rather than through ordinary Board process, also will be investigated.

In the meantime, I will object to release of funds or accounts by the Company’s CFO to U.S. management until this conduct by U.S. management is investigated. It would be improper and imprudent to make further funds available and risk waste of corporate assets until that conduct, including the apparent failure to pay you out of funds which ought to have been sufficient for purpose, is properly investigated by independent professionals I shall arrange for such purpose.

3.           Series A Stock (Status)---Our CFO has been hard at work on a number of items, frequently of the make work variety as he has sought to satisfy serial information requests while carrying on with the real financial work of the Company. This has been all the more inappropriate as much of the work our CFO has been doing has been to clear up the many items left incomplete by Tom Schiff, while fielding inquiries apparently generated by Tom Schiff. For some reason both Mr. Schiff and certain Board members seem to be confused about Mr. Schiff’s role. Mr. Schiff resigned as CFO and an employee so he shouldn’t be directing anyone at this juncture. In addition, it is still doubtful that Mr. Schiff was properly engaged post-resignation.

In any event, I understand that the CFO is prepared to share a reconciliation of the Series A ledger as this is a matter on which he has been working in the normal course in connection with preparations for the year-end audit in any case. Although I do not have the details at hand myself, my understanding is that the difference to which you refer is relatively minor. Consequently, this is the kind of item that is reconciled when year-end adjustments are made on audits, so this is hardly unusual, as Mr. Schiff or any other person experienced in financial reporting of public companies ought to know and explain to the other members of our Board.

4.           Common Stock Outstanding---Similarly, while I do not have details immediately at hand while travelling I do know that the 70MM common stock number included in the latest 10Q filing reflected prudent and conservative accounting by our CFO. In that case, financial statements were prepared on the assumption that shares were being issued in a commercial transaction which ultimately did not eventuate despite information to the contrary at the time of filing. This, again, is the type of minor adjustment which typically is made, with the benefit of 20/20 hindsight and review of changing circumstances, in connection with year-end audits and would be made at that time in this case. It is rather easily explained if one but asks the appropriate Company officials. Tom Schiff, who left so much work undone in his short tenor as an officer and employee and who has subsequently been disruptive to the business of the Company, is not that person. This is yet another example of the relentless distractions from the business of the Company and waste of effort and resources which have resulted from what is clearly an orchestrated effort by senior U.S. management to divert attention from their failure to perform. I will demand an immediate accounting of Mr. Schiff’s role in this matters and Kevin Donovan’s apparent complicity in what appears to be an organized pattern of behaviour.

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5.          EGMI Nevada Corp., EGMI Delaware (Manufacturing)---Anna, I recognise that with your sales background you would not be completely familiar with U.S. corporations law or mergers and acquisitions generally so I can certainly understand that you may have been confused by Kevin Donovan and others concerning the transaction in which the domicile of the business was changed from Delaware to Nevada. In fact, there is no “up stream” merger, as you put it, because in the transaction the Delaware company was acquired by a Nevada company in a share exchange transaction, thereby becoming a subsidiary of the Nevada company. That transaction is explained and reflected in the Company’s SEC filings in 2003. Consequently, this transaction ought not to have been addressed to you as if there were a substantive issue or error as none exists. (You should also note that there was more than one Delaware entity formed in connection with EGC business and potential business but the “second” entity has not been active and does not hold any material assets. The “good standing” of Delaware companies was addressed many months ago in response to one of Tom Schiff’s earlier missives. In that case, the inquiries by Tom Schiff were undertaken when he, Kevin Donovan and possibly others utilized the services of the Rutan firm without authorisation by the Board or proper procedure and apparently without corporate purpose but rather as part of what now seems a plan to take control of the Company rather than pursuing the interests of shareholders.

However, I don’t see that a similar excuse is available for the Lewis and Rocca firm raising issues concerning past filings, etc. at this late date given that the Lewis and Rocca firm was previously engaged at Lord Steinberg’s request to do due diligence on the Company and its various actions and filings, including the Series A, in 2007 and raised no such issues. I know that because the Company has paid Lewis and Rocca legal invoices for work performed at Lord Steinberg’s request in 2007 and early 2008, including that review. Possibly the Lewis and Rocca firm’s efforts at this time are being skewed by Kevin Donovan and others for their own purposes, which do not appear to be the best interests of shareholders. That still does not justify those efforts, or the apparent selective disclosure to management and certain Board members who may be complicit in these activities.

6 and 7.       Audit Committee and Compensation Committee---Anna, I share your concerns about the obvious disregard for the Board’s own rules and those of its Committees. The points you raise concerning the alleged engagement and compensation of new sales and marketing consultants without proper authorisation are only the tip of the iceberg.

On 6 January, Sterling issued a report to the Board (a copy of which is attached for your convenience) concerning the Company’s Corporate Governance Procedures and Processes. In the report, Sterling summarised the Company’s corporate governance procedures and problems caused by inattention by U.S. management and certain Board members to those procedures, as follows:

“EGC has established corporate governance procedures adopted by the Board (i) to ensure effective operation of the Company to maximize shareholder benefits, and (ii) achieve actual and apparent good governance and transparency. Lately there have been too many actions taken ad hoc without following established procedures and proper consultation with the entire Board. This can lead to business missteps such as the recent case of Poken alleging that commitments were made by EGC pursuant to an agreement not authorized by the Board and were not fulfilled by EGC. Inattention to the establish procedures undermines financial controls, reporting and accountability such as occurred with the recent unexpected jump in CA expenses and jeopardizes achievement of budget targets. Board members are required by law to exercise their best judgment; action without adequate prior preparation followed by proper consultation with all Board members does not satisfy legal requirements and is not authorized. Failure to follow established procedures exposes the Company and individual officers and directors who act outside established procedures to liability.”

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Sterling then went on to summarise the relevant procedures for the Board as a whole, the Board’s Audit, Compensation and Nominating Committees, Sterling’s own responsibilities and authorities delegated to Sterling by contract, the need to comply with confidentiality and other restrictions and Company policies, the adopting of revenue and expense budgets and related performance management, requirements for significant payments and commitments and expense reimbursements, and preparations for meetings, including distribution of agendas, proper notice, etc. The effort was intended to remind everyone of the existing requirements and ensure that business was conducted accordingly and with less avoidable waste of time, effort and corporate funds. No one could thereafter deny knowledge of the procedures as an excuse, not that everyone wasn’t already aware of the procedures.

As I have previously stated to all of the Board and to U.S. management, both common sense and our own Board and Board Committee rules dictate that proper, prudent procedures be followed in determining the personnel requirements for management and the Board, establishing search criteria, pursuing searches, establishing compensation structures, negotiating compensation, and ultimately selecting and approving the final candidates. Those procedures have been consistently ignored by Kevin Donovan and Eugene Christensen. The actions which they purport to have taken, with or without alleged authorisation of the Board, therefore, are improper and invalid, and subject them and others who have acted with them to potential liability. It is yet to be determined whether their efforts are part of a scheme to stack management and the Board with cronies of California management which has proven to be unequal to the task of operating the Company so that they might forestall investigation and correction by myself and others looking out for the best interests of the Company and its shareholders. If necessary, I will refer that matter to independent professionals and demand all communications and records pertaining to these matters be immediately furnished by Kevin Donovan, Eugene Christensen, and those others who they have involved in these processes.

I hope, Anna, that you now understand this situation more fully and the breadth of the disregard for corporate processes by Kevin Donovan and Eugene Christensen and are disavowing their efforts to retain not just the individuals to whom you referred in your letter but also Tom Schiff, a new CFO, and the so-called new directors who they are seeking to install. Otherwise, you will be subject to the same potential liabilities and, with knowledge of the procedures which have been disregarded and the improper conduct, insurance and indemnification is unlikely to protect against any liability. I would not want to see you in that position and hope that you will respond most quickly on this point as I believe that you have been misled up to now.

8           Poken---I share all of your concerns regarding Poken. Yet again, this is an example of Kevin Donovan, apparently with Eugene Christensen’s complicity based upon Eugene’s approval of Kevin’s conduct, acting to commit the Company to significant transaction and expense without proper discussion among Board members much less Board approvals and compliance with procedures. As I have previously written to Kevin Donovan, Eugene Christensen and others, I did not receive the alleged Poken agreements, purporting to be effective as of 12 October 2009, until 22 December so I certainly hadn’t been part of any Board meeting approving Kevin Donovan entering into those alleged agreements either. There can be no question that an investment of  the magnitude proposed should have had to have been formally approved by the Board of Directors. It is outrageous that Kevin Donovan and, apparently, Eugene Christensen have ignored this obvious requirement and, once again, attempted to rush commitments through without proper consideration or procedure.

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Recently, I have received a number of emails from Kevin Donovan and/or Eugene Christensen, as well as Joe Zappulla who apparently was engaged to work on this matter some time ago---also without Board approval or authorisation of which I am aware---about how urgent it is to proceed with the Poken transaction. I have responded several times that I have no objection to doing a transaction with Poken provided that we have done proper due diligence so that we understand the business and the business plan and can make an informed decision on the matter as directors. I have finally received information which, upon review, raises many more questions. How can we possibly proceed without a reasonable and provable business plan for the initial joint venture?

The Poken transaction, and the conduct in trying to rush it through without proper procedure, evaluation and diligence, is symptomatic of a dangerous, improper and unacceptable pattern of conduct. Time after time we are advised of matters and instant action is demanded without proper procedures having been followed, using alleged “urgency” as a cover for disregard for those procedures. You will remember, I’m sure, that no more than 4 hours after the untimely death of Lord Steinberg his widow was harassed for statements concerning disposition of Lord Steinberg’s estate before his body was even cold, insisted on immediate appointment of replacement Chairmen without notice or consideration due to alleged emergency, and even tried to push through a stock buyback plan without any preparation or notice. The Poken fiasco is only the latest instance of presentation of phoney emergencies in order to justify improper actions in violation of established procedures. The attempt to appoint a new CFO, the employment of consultants you mentioned, and elect new directors without proper procedures are just additional examples of this behaviour, and hardly the only ones.

Yesterday we received yet another demand for “urgent” action because of alleged shareholder questions about why there had not been more news concerning Poken, appointment of a CFO, negotiations with China Lot, and appointment of new Board members over 60 days after someone told shareholders about these things. Who authorised disclosures of sensitive business matters such as that? The Board certainly did not do so. I did not do so. I doubt that you did so (did you?). Disclosures on these matters apparently were made by Kevin Donovan without authorisation and in violation of Company policies, common sense and most likely SEC rules. On at least on one occasion he did so by volunteering to be interviewed on these sensitive matters by a serial blogger, of all things; it is right there on the Internet! This is hardly the only occasion of improper disclosure by Kevin Donovan. There appear to have been repeated leaks of market sensitive information. This can subject the Company and directors to liability. It also undermines our credibility with shareholders and potential investors. I am not certain of the degree to which Eugene Christensen is explicitly complicit in these disclosures, although he could be held responsible as Co-Chairman for allowing Kevin Donovan to proceed as Kevin has done despite my protests. These, too, are matters I will refer to the independent professionals I will arrange.

At this point I believe that the cumulative pattern of misconduct I have described is so serious that there should be immediate resignations from the Board by the responsible individuals. I am willing to negotiate an amicable departure by them because I believe it is in the best interests of the Company to do so. However, I can no longer stand by and allow these actions to ruin this Company and the shareholder value I have worked so hard to establish and grow.

9.           Indemnification---Anna, I do not know any particulars concerning the indemnification matter of which you speak. If you have been promised an agreement and it has not been forthcoming then this is just another example of incompetence and improper conduct. However, I believe that the Company’s standard form of contract includes an indemnification provision so you are probably already subject to an indemnification provision in your favour. I would be happy to discuss this matter further so that your concerns are addressed. However, again, anyone who has supported the improper conduct may have the same potential liabilities and may not have the benefit of indemnification, so it would be prudent for you to make your position clear. I would be happy to discuss this as well.

I am furnishing a copy of this letter to the other Board members as well in the hope that they will handle your requests appropriately and correct their improper conduct to date. However, appropriate measures will need to be taken if they do not do so.

Sincerely,

Lee Cole

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EXHIBIT 2

Gentlemen:

I am in receipt of the minutes of the so-called February 22, 2010 board meeting and the so-called March 15, 2010 board meeting. I will limit my response at this time but, the tissue of misstatements and improper behaviour in which you continue to engage is breathtaking.

The minutes of meetings which were, respectively, one month ago and one week ago, were delivered in an untimely fashion obviously intended to preclude proper review and response. Delivery on Sunday the day before a Monday meeting is clearly unacceptable and part of your pattern of intentionally obstructive conduct.

The minutes of the February 22nd meeting state that you attempted to retain legal counsel and amend the Company bylaws. Once again, you have attempted actions without following appropriate procedures. Was a bylaws change considered and reviewed by the appropriate Board committee? Was engagement of counsel similarly considered by the appropriate Board committee? Has care been taken to analyze costs or conflicts of interest? Of course not; you persist in ignoring common sense and procedures as you continue unilaterally to take control of a public company without any reference or consideration for the company’s procedure and byelaws or the shareholders...

Also, one notes that you apparently have filed a Form 8K on behalf of the Company; quite an interesting development, given the damage that misstatements in that Form 8K caused the Company as it was filed without circulation to the Board for comment and due authorisation. Perhaps, in your continued selective disclosure and secret and improper decision-making you forgot these points?

Your self-serving and self-aggrandizing misstatements and actions continue in the same pattern. S,. How could you possibly state in February 22nd minutes that “Mr. Cole had raised issues as to the validity of the January 7, 2010 meeting, but did not state any specific defect with respect to the notice or conduct of the meeting”? You have received lengthy written explanations of objections to that meeting, quite apart from our oral discussions, so it is appalling that you would state so blatant a falsehood as if making your untrue statement would somehow make it true.

The comments you make in the minutes about  myself and audit matters at root are  utterly false How can you suggest that  I have not furnished financial information without acknowledging the numerous requests  made to you for financial documentation in order  to complete work on financials? Your failures to respond are documented. Your omission of these facts, and your refusal to furnish the relevant information, is all the more revealing in the context that we have repeatedly expressed our concern that you have inappropriately incurred substantial undisclosed liabilities in the name of the Company and otherwise.

However, if anything, those omissions by you pale in comparison to your brazen misstatement and mischaracterisation of dealings with the Company’s accountants. As we have repeatedly informed you (and as the record clearly shows), there was no problem with completion of the Company’s financial statements until you surreptitiously and (we believe) maliciously interfered with the audit process. You contacted banks directly, ignoring the CFO and the Audit Committee, acting upon misinformation and then, what is worse, conveyed that misinformation to the Company’s auditors again without reference to the proper channels.. Your conduct in this regard is all the more shameful given that it your statement to the auditors that a bank account did not exist was subsequently proven to be incorrect and based upon a misunderstanding which arose when you acted outside the companies proper channels and contacted the bank directly rather than through or even with the myself as CFO. You need only have asked the  question and irreparable harm to the Company and its shareholders could have been avoided. Instead, you clearly persist in an effort to seek, establish and, if possible, exaggerate problems to distract attention from your own non performance rather than to take actions in the best interest of the Company and its shareholders.

Your efforts in the February 22nd minutes to retroactively justify improper change of directors of Electronic Game Card Limited (which you initially undertook surreptitiously in December 2009 without any Board approval or discussion whatsoever) and to move accounts of that company failed to disguise actions which were so damaging to EGC. You were well aware of the underlying contracts which you have blatantly breached and yet you persisted in this conduct. You were warned repeatedly that you should not act in violation of contractual obligations and you chose to ignore the warnings and, thereby,  incur liability for the damage to the Company and its shareholders. As if this were not enough, you ought to have known not to act to disrupt the company’s European business relationships without prior discussion with  those who are the generating the business, particularly as they are the only ones generating any income for the Company  . Your failure to act sensibly merely emphasises our concern that you appear to be motivated by an agenda that is not to the benefit of the Company or its shareholders.

With regard to the SEC, the statements in the February 22nd minutes are deliberately misleading and false insofar as you neglected to mention the improper contacts by Mr. Donovan and Mr. Morgan with the SEC, in which the misinformation referred to above was apparently passed to the SEC, which have cause harm not only to the Company and its shareholders but to Sterling and Messrs. Cole and Boyne individually.

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We will respond separately to the statements concerning Sterling received yesterday, with whose efforts you have consistently interfered despite our repeated requests that you cooperate as required under contract, and your apparently malicious and false statements concerning myself . Obviously, you do not have appropriate authority to simply interfere with the performance of Sterling’s functions out of hand given contractual requirements. The suggestion to engage Mr. Schiff as a consultant or as CFO, given his earlier performance and this apparent improper engagement by the Co-Chairmen previously at an absurdly high cost and conflicts  is unbelievable.  Your continued repeated breaches, despite our best efforts to perform and our repeated requests for cooperation and proper procedure which you have ignored, can’t be justified.

Finally, the statement in the February 22nd minutes you have made various unfulfilled requests for case studies, samples, etc. from the London office are patently false. In fact, the London office has provided numerous case studies, samples and pricings. The European business has been dealt with by Limited as provided under contract and confirmed, prior to his untimely demise, with Lord Steinberg, the past Chairman. Your statements are merely a smokescreen---and a poor one, at that---for the complete lack of performance by the U.S. operations and management.

Your misconduct continues to be reflected in the March 15th minutes. Have new Board members actually been appointed? After review and approvals by what committee of the Board? .

Oddly, the March 15th minutes appear to suggest that you did not remove  myself as CFO at the so-called February 22nd meeting after all and fail to mention my resignation or the reason for my resignation.

Once again, what process has been followed with regard to approval of a package with Anna Houssel? Clearly it has not been reviewed by appropriate Board committees. Undoubtedly someone would have pointed out that the unrealistically lucrative, budget-busting settlement is problematic for someone who made no contribution to the revenue or income of the company.

Yet again, the March 15th minutes make false statements concerning  myself.  I have repeatedly requested information from the U.S. office since December, which has not been forthcoming and has repeatedly stated that the information was required in order to complete financial statements. After your failure to cooperate in timely fashion or at all, and your repeated and malicious interference in the audit process and incitement of the SEC, your assertions that  I am somehow at fault are totally unacceptable.

The March 15th minutes again make ridiculous statements by suggesting that the complete failure of the U.S. operations and management to generate a single order for any product in the last year can  be laid at the doorstep of the London office which  had generated all of the Company’s income. You statements that you have not had access to information are false and your attempt to excuse your total failure by blaming the only part of the organisation which has produced income is not credible..

I should add that  Cole and  I submitted  our resignations as officers and Mr. Cole’s resignation as a director of the Company on March 1 2010 but have nonetheless attempted to continue to assist the Company in good faith, despite your misconduct and lack of cooperation, under the Sterling contracts. Why have you not disclosed those resignations, or filed the appropriate Form 8Ks by now? Why has an 8K concerning the resignation by Ms. Houssels not been filed? You continue to compound your misconduct to the ultimate damage of the Company and its shareholders, but also the individuals in question. Clearly, you have engaged in selective (and frequently improper) disclosure for so long that you don’t even feel the need to comply with  any disclosure requirements.

Under the circumstances in which you continue to act so improperly I can’t lend weight to your behaviour and schemes by participating in meetings with you and can only propose that in the interests of the company and the stockholders that you both resign without delay.

In the meantime, I am copying this to the individuals who you have indicated are being added to the Board in order that they will not suffer from selective disclosure by you of information and asked to act without relevant information.

Very truly yours,

Linden Boyne

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